

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 6, 2009

Arthur Whipple
Chief Financial Officer
PLX Technology, Inc.
870 W. Maude Avenue
Sunnyvale, California 94085

>   **Re: PLX Technology, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 12, 2009**
>   **File No. 000-25699**

Dear Mr. Whipple:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please fill in the blanks throughout your document.

Interests of Certain Persons, page 9

2.   We note your disclosure that the daughter-in-law of Mr. Guzy, your chairman and chief executive officer, is a managing director of VantagePoint, which will receive a portion of the shares that will be issued in satisfaction of the promissory note if the proposal is approved by shareholders. Please expand your disclosure to discuss in more detail and quantify the nature of Ms. Guzy's interest in VantagePoint and in the proposed transaction.

Voting Securities and Principal Holders, page 10

3.   Please revise footnote 8 to identify the individual(s) with investment or voting control over the shares held by La Caisse de Dépôt et Placement du Québec.

Information Incorporated by Reference, page 13

4.   Because you are incorporating by reference your Form 8-K that is under concurrent review by the staff, please confirm that you will not mail the proxy statement to shareholders until all comments on the incorporated and related filings are resolved.

5.   Revise your document to provide the information required by Item 13(a)(6) of Schedule 14A.

Amendment 1 to Form 8-K Dated January 2, 2009 filed on March 18, 2009

6.   We note your statement in Item 9.01(d) of your Form 8-K/A filed on March 18, 2009 that the exhibits "are being furnished" with the Current Report on Form 8-K/A. Please amend Item 9.01 of your Form 8-K/A to indicate that those exhibits required to be filed pursuant to Items 2.01 and 9.01 are filed, rather than furnished, with the Form. Refer to Items 2.01 and 9.01(a)(1) of Form 8-K.

Exhibit 99.2 Unaudited Pro Forma Combined Condensed Financial Statements of PLX as of December 31, 2008 and For the Year Then Ended and Notes Thereto

Notes to Unaudited Pro Forma Combined Condensed Financial Statements, page 4

Note 2. Purchase Price Allocation, page 4

7.   We note that you identified existing and core technology assets with an acquisition-date fair value of $8.4 million. We further note that you describe this technology as "USB and Serial Connectivity and Network Attached Storage." Please revise to explain the nature of these assets and how you determined the estimated fair value of these intangible assets.

Note 3. Pro Forma Adjustments, page 6

8.   Reference is made to adjustment (f). Please revise to explain what you mean by "ships and debits payable." Within your discussion, please explain why you would owe this liability to Oxford's distributors related to Oxford's deferred revenue which has no fair value as of the acquisition date. Finally, discuss why the total of the "ships and debits payable" is greater than Oxford's deferred revenue.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3800 with any questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: Stephen J. Schrader, Esq.
       Baker & McKenzie LLP
       (via facsimile)